

November 3, 2011

Via E-mail
Todd D. Brice
Chief Executive Officer
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, PA 15701

Re: **S&T Bancorp, Inc.**
          Form 10-K
          For Fiscal Year Ended December 31, 2010
          Filed March 16, 2011
          Form 10-Q for fiscal quarter ended June 30, 2011
          Filed August 5, 2011
          File No. 000- 12508

Dear Mr. Brice:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Six Month Period Ending June 30, 2011

Financial Statements

Note 3 – Fair Value Measurements, page 9

1. On page 14, we note your tabular presentation reporting that impaired loans use Level 2 and Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value.

Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

2. As a related matter, on page 82 of the Form 10-K as of December 31, 2010, we note that you reported $44,757 and $2,293 in impaired loans utilizing Level 2 and Level 3 inputs, respectively. However, in the Form 10-Q as of June 30, 2011, you report that impaired loans utilized $10,968 and $1,478 in Level 2 and Level 3 inputs, respectively as of December 31, 2010. Please explain to us why there was such a significant difference between the amounts reported in the Form 10-K as of December 31, 2010 and the amounts reported in the Form 10-Q as of June 30, 2011.

MD&A, page 29

Allowance for loan losses, page 40

3. In the Form 10-K as of December 31, 2010, we note your troubled debt restructurings of $34.9 million as of December 31, 2010 which includes $32.8 million of nonperforming restructured loans. On page 42 of this Form 10-Q, we note your non-accrual troubled debt restructurings of $26.2 million as of June 30, 2011. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings as of June 30, 2011 which should include both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

    • A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
    • Policy on how many payments the borrower needs to make before returning the loan to accrual status;
    • Policy on the circumstances in which these loans would migrate into a non-accrual status, including representative example(s) that would help explain how and when this would take place;
    • Whether or not changes in your allowance for loan loss methodology over the last few years resulted in changes in the timing of when loans migrate to and from non-accrual or troubled restructuring status and the reasons why;
    • Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

4. Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Form 10-K for the Year Ending December 31, 2010

MD&A, page 25

Allowance for Loan Losses, page 46

5. We note your disclosures stating you implemented various enhancements to the ALL
    methodology during the fourth quarter of 2010 and this did not result in any material change
    to the ALL at December 31, 2010. We also note your disclosure on page 37 stating that
    during 2009 you introduced three enhancements to your ALL methodology. Management's
    Discussion and Analysis in all your 10-Q and 10-K filings should include an appropriate
    level of granularity and transparency in the relevant impacted sections of this form
    requirement, such as (but not limited to), Critical Accounting Policies, and discussions of
    asset quality, loan loss provisions and allowance for loan loss sections. For example, we
    could not find any disclosure stating the quantitative impact the 2009 changes in
    methodology had on the ALL, if any. Please advise. Further, given the number of changes
    you made to your ALL methodology in 2009 and 2010, please tell us how you determine the
    need for enhancements in your ALL methodology and if you anticipate making any more
    enhancements in 2011 or beyond. Please tell us if you applied the enhanced methodology
    retrospectively.

Financial Statements

Note 24 – Selected Financial Data, page 114

6. We note your disclosure regarding the $2.7 million loan modification that was not properly
    recorded in the second quarter of 2010. We further note that you determined the error was
    not material and you recorded the impact of the loan modification in the fourth quarter which
    resulted in a $0.10 per share out of period adjustment. Please provide us with a tabular
    presentation which includes the impact of the loss on each affected account in the statement
    of operations and balance sheet as of June 30, 2010. In another words, we would like a table
    that shows the affected statement of operations and balance sheet accounts both before and
    after the error as of June 30, 2010. We would also like to see a similar table as of December
    31, 2010. Lastly, please tell us why you believe the error was not material to the June 30,
    2010 financial statements, when it had a $0.10 per share impact on the December 31, 2010
    earnings per share data. You may provide us with a SAB 99 analysis in order for you to
    present a clear presentation of your materiality analysis.

Item 13: Certain Relationships and Related Transactions

7. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary
    course of business and on substantially the same terms, including interest rate and collateral,
    as those prevailing at the time for *comparable loans with persons not related to the lender*.

For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

8. Advise us whether you could have made the Item 404(a) disclosure cited above in your 2010 10-K filing. If not, amend.

Part II. Signature page

9. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at 202-551-3396 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel